Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Third Quarter and First Nine Months of Fiscal Year 2015 Ended June 30, 2015

Third Quarter of Fiscal Year 2015 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $29.6 million, an increase of 95.6% compared to the comparable prior year period.
•	Total revenues were $118.2 million, an increase of 23.4% compared to the comparable prior year.
•	Non-GAAP gross margin was at 46.0%, compared to 36.2% from the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.50, an increase of 92.3% compared to the comparable prior year period.

•         Net cash used in operating activities was $20.3 million for the current quarter.

•	Integrated Contracts Backlog was $498.7 million, a decrease of 17.3% compared to the comparable prior year period.
•	Quarterly DSO of 228 days, compared to 248 days from the comparable prior year period.

•         Inventory turnover days of 66 days, compared to 45 days from the comparable prior year period.

First Nine Months of Fiscal Year 2015 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $80.3 million, an increase of 30.8% compared to the comparable prior year period.
•	Total revenues were $389.2 million, an increase of 7.4% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 41.1%, compared to 34.7% from the comparable prior year period.
•	Non-GAAP diluted EPS were at $1.36, an increase of 29.5% compared to the comparable prior year period.

•         Net cash provided by operating activities of $2.9 million for the first nine month of fiscal year 2015.

•         DSO of 194 days, compared to 164 days from the comparable prior year period.

•	Inventory turnover days of 46 days, compared to 39 days from the comparable prior year period.

Beijing, China – May 14, 2015 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2015 third quarter ended on March 31, 2015 (see attached tables). The management of Hollysys, stated: “In this quarter, we achieved solid financial and operational result amid the weak general economic environment and made quite a few achievements and new contract wins, here I would like to discuss some key events during this quarter:

Hollysys Automation Technologies, Ltd May 14, 2015	Page 2

In industrial automation business, during this quarter, we continuously insisted in executing our strategies to penetrate the high-end industrial automation market and provide more complete solution. In March 2015, we signed a significant contract to provide our Distributed Control System (“DCS”) to 2*1000 MW ultra-supercritical Thermal Power Generating Units in Datang Sanmenxia Power Plant in Henan Province; this is the fourth contract we signed in the GW level thermal power industry, which demonstrate our leading technology and firm our market position in the high-end thermal power market in China.

Besides high-end thermal power market penetration, Hollysys also focused on penetrating into other high-end industries such as chemical, medical, food and beverage and environmental protection related industries, and providing total solution such as software solution, safety protection and critical hardware solution. We were also focusing on building strong after-sale department and setting long-term goals on improving after-sale services. Our total solution in reducing waste emission and environment protection proved successful. Even though in the short term we have pressure under the current weak external environment, but with our leading technology and proprietary customized solution, we have gradually recovered and performed better than the previous quarters.

Going forward, we will continue to expand our sales force and allocate more resources to high-growth industries, penetrate further into high-end market while increasing market share in the low to mid-end market, expand our products supply such as software and safety protection solution, increase our overall market share and grow the business in the industrial automation leveraging our advanced technologies, experienced professionals, profound industry expertise, customization and innovation capability.

In rail transportation, we signed an approximately 95 million USD ATP contract in January and it partially contributed to this quarter’s strong rail revenue performance. We believe there are more contracts to be expected in the next few months. We are quite confident of the whole fiscal year’s strong rail revenue performance. Besides, we also won two ground-based signaling contracts which are for Jinhua-Wenzhou Line and Xi’an-Chengdu Line in the recent past few months, valued at approximately 20.1 million USD in total, which demonstrate our strong orders taking momentum in high-speed rail market.

We also worked to expand our rail products supply such as track circuit and interlocking system. We have finished one year testing of track circuit and the official admission progress and got the permit to enter track circuit market which is a another sizable market. We are entering into this market and expecting to gain our first track circuit contract in calendar year 2015.

For subway business, we are following both domestic and overseas opportunities in both subway SCADA and subway signaling projects, we will continue to deliver quality works and work closely with subway authorities in the future to promote our SCADA system and future subway signaling technologies both in China and abroad.

Hollysys Automation Technologies, Ltd May 14, 2015	Page 3

With China’s tremendous rail and subway construction nationwide as well as “one belt one road” policy, there is going to be an exciting prospect for Hollysys both domestically and abroad. As a well-recognized rail signaling system provider, we are confident that with our strong R&D capability, leading technologies, solid execution and reliable products, Hollysys will continue to penetrate into China and the world's vast rail and subway market and achieve significant results.

In the mechanical and electrical solution segment, it delivered solid growth during this quarter given solid local market position, abundant customer resources and strong execution in Southeast Asia and in Middle East. For the overseas industrial automation and rail transportation expansion, we are sending qualified and experienced engineers from China to overseas, and recruiting local engineers to expand our overseas team. With our proprietary technology and products, industry expertise and strong competitive advantages, we will continue to make exciting achievements in the international market in both industrial and rail transportation fields, and create value for our shareholders."

The Third Quarter and First Nine Months of Fiscal Year 2015 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

In USD thousands, except share numbers and EPS

	Three months ended			Fiscal year ended
	Mar 31, 2015	Mar 31, 2014	% Change	Mar 31, 2015	Mar 31, 2014	% Change

Revenues	118,229	95,842	23.4%	389,188	362,481	7.4%
Integrated contract revenue	106,360	89,123	19.3%	353,865	341,045	3.8%
Products sales	9,808	5,746	70.7%	28,992	18,541	56.4%
Service rendered	2,062	973	111.8%	6,331	2,895	118.7%
Cost of revenues	63,828	61,193	4.3%	229,251	236,821	(3.2)%
Gross profit	54,402	34,649	57.0%	159,937	125,660	27.3%
Total operating expenses	17,417	15,998	8.9%	63,693	54,402	17.1%
Selling	5,712	5,972	(4.4)%	19,686	22,025	(10.6)%
General and administrative	8,972	7,356	22.0%	33,751	24,454	38.0%
Research and development	9,369	7,855	19.3%	28,262	28,043	0.8%
VAT refunds and government subsidies	(6,635)	(5,186)	27.9%	(18,006)	(20,120)	(10.5)%
Income from operations	36,985	18,651	98.3%	96,244	71,258	35.1%
Other income (expenses), net	613	(529)	(216.0)%	1,883	806	133.5%
Foreign exchange gains (losses)	661	156	323.3%	(8)	1,074	(100.7)%
Gains on disposal of investments in equity investees	80	-	-	80	-	-
Share of net (losses) of equity investees	(1,664)	(298)	458.7%	(4,151)	(1,777)	133.6%
Dividend income from cost investees	-	-	-	248	-	-
Interest income	735	821	(10.5)%	2,447	2,347	4.3%
Interest expenses	(328)	(206)	59.5%	(994)	(756)	31.5%
Income tax expenses	6,602	2,856	131.2%	13,735	10,280	33.6%
Net income attributable to non-controlling interest	904	617	46.5%	1,704	1,257	35.6%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	29,575	15,122	95.6%	80,309	61,416	30.8%
Non-GAAP basic EPS	0.51	0.26	96.2%	1.38	1.06	30.2%
Non-GAAP diluted EPS	0.50	0.26	92.3%	1.36	1.05	29.5%

Share based compensation expenses	707	489	44.6%	1,638	2,116	(22.6)%
Amortization of acquired intangibles	655	926	(29.3)%	4,086	4,003	2.1%
Acquisition-related incentive share contingent consideration fair value adjustments	(2,862)	3,501	(181.7)%	(2,978)	6,206	(148.0)%
Acquisition-related cash contingent consideration fair value adjustments	-	196	(100.0)%	201	733	(72.6)%
Convertible bond related fair value adjustments	(567)	-	-	(486)	-	-
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	31,642	10,011	216.1%	77,848	48,358	61.0%
GAAP basic EPS	0.54	0.17	217.6%	1.34	0.84	59.5%
GAAP diluted EPS	0.53	0.17	211.8%	1.32	0.83	59.0%

Basic weighted average common shares outstanding	58,275,396	58,259,337	0.0%	58,268,168	57,801,381	0.8%
Diluted weighted average common shares outstanding	59,181,311	58,862,467	0.5%	59,133,233	58,314,203	1.4%

Hollysys Automation Technologies, Ltd May 14, 2015	Page 4

Operational Results Analysis for the quarter ended March 31, 2015

Comparing to the third quarter of the prior fiscal year, the total revenues for the three months ended March 31, 2015 increased from $95.8 million to $118.2 million, representing an increase of 23.4%. Broken down by the revenue types, integrated contracts revenue increased by 19.3% to $106.4 million, products sales revenue increased by 70.7% to $9.8 million, and services revenue increased by 111.8% to $2.1 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

	Three months ended Mar 31,				Fiscal year ended Mar 31,
	2015		2014		2015		2014
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	41.6	35.2%	39.6	41.3%	155.6	40.0%	163.0	45.0%
Rail Transportation Automation	56.1	47.4%	26.0	27.2%	130.6	33.5%	117.7	32.5%
Mechanical and Electrical Solution	16.0	13.5%	23.7	24.7%	92.9	23.9%	74.4	20.5%
Miscellaneous	4.5	3.9%	6.5	6.8%	10.1	2.6%	7.4	2.0%
Total	118.2	100.0%	95.8	100.0%	389.2	100.0%	362.5	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 46.0% for the three months ended March 31, 2015, as compared to 36.2% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 43.4%, 71.7% and 56.0% for the three months ended March 31, 2015, as compared to 34.4%, 57.5%, and 73.7% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 45.5% for the three months ended March 31, 2015, as compared to 35.2% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 42.8%, 71.7% and 56.0% for the three months ended March 31, 2015, as compared to 33.3%, 57.5%, and 73.7% for the same period of the prior year respectively.

Hollysys Automation Technologies, Ltd May 14, 2015	Page 5

Selling expenses were $5.7 million for the three months ended March 31, 2015, representing a decrease of $0.3 million or 4.4% compared to $6.0 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 4.8% and 6.2% for the three months ended March 31, 2015, and 2014, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $9.0 million for the quarter ended March 31, 2015, representing an increase of $1.6 million, or 22.0%, as compared to $7.4 million for the same period of the prior year. The increase was mainly due to an increase of $0.7 million in employee compensation expenses, and $0.3 million in amortization and depreciation expenses. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.6% and 7.7% for quarters ended March 31, 2015 and 2014 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $9.7 million and $7.8 million for the three months ended March 31, 2015 and 2014, respectively.

Research and development expenses were $9.4 million for the three months ended March 31, 2015, an increase of $1.5 million or 19.3% compared to $7.9 million for the same quarter of the prior year mainly due to the increased R&D activities. Presented as a percentage of total revenues, R&D expenses were 7.9% and 8.2% for the quarter ended March 31, 2015 and 2014, respectively.

The VAT refunds and government subsidies were $6.6 million for three months ended March 31, 2015, as compared to $5.2 million for the same period in the prior year, representing a $1.4 million or 27.9% increase which primarily due to the increase of the VAT refunds for $1.0 million.

The income tax expenses and the effective tax rate were $6.6 million and 16.9% for the three months ended March 31, 2015, as compared to $2.9 million and 21.2% for comparable prior year period. When excluding the impact of non-GAAP adjustments on the income before income taxes, the effective tax rate would have been 17.8% for the current quarter and 15.4% for the comparable prior year period.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $29.6 million or $0.50 per diluted share based on 59.2 million shares outstanding for the three months ended March 31, 2015. This represents a 95.6% increase over the $15.1 million or $0.26 per share based on 58.9 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $31.6 million or $0.53 per diluted share representing an increase 216.1% over the $10.0 million or $0.17 per diluted share reported in the comparable prior year period.

Hollysys Automation Technologies, Ltd May 14, 2015	Page 6

Integrated Contracts Backlog Highlights

Hollysys’ backlog for integrated contracts as of March 31, 2015 was $498.7 million, representing an increase of 15.0% compared to $433.7 million as of December 31, 2014, and a decrease of 17.3% compared to $602.9 million as of March 31, 2014. The detailed breakdown of the backlog for integrated contracts by segments is shown below:

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2015-03-31		2014-12-31			2014-03-31
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	145.3	29.1%	139.3	32.1%	4.3%	172.2	28.5%	(15.6%)
Rail Transportation Automation	257.5	51.7%	219.7	50.7%	17.2%	278.3	46.2%	(7.5%)
Mechanical and Electrical Solution	95.9	19.2%	74.7	17.2%	28.4%	152.4	25.3%	(37.1%)
Total	498.7	100.0%	433.7	100.0%	15.0%	602.9	100.0%	(17.3%)

Cash Flow Highlights

For the three months ended March 31, 2015, the total net cash outflow was $37.6 million. The net cash used in operating activities was $20.3 million, of which $16.5 million cash was pledged as restricted cash in a bank to secure a short-term loan. Excluding the impact of this transaction, the net cash used in operating actives would have been $3.8 million. The net cash used in investing activities was $3.2 million. The net cash used in financing activities was $11.8 million which includes a dividend payout of $23.5 million, and repayment of long-term loan of $4.2 million, all of which was offset by the proceeds from short-term bank loans of $18.4 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $179.7 million, $215.8 million, and $150.5 million as of March 31, 2015, December 31 and March 31, 2014, respectively. As of March 31, 2015, the company held $151.1 million in cash and cash equivalents and $28.6 million in time deposits with original maturities over three months.

For the three months ended March 31, 2015, Days Sales Outstanding (“DSO”) was 228 days, as compared to 248 days from the comparable prior year period and 206 days from last quarter; and inventory turnover was 66 days, as compared to 45 days from the comparable prior year period and 52 days from last quarter.

Hollysys Automation Technologies, Ltd May 14, 2015	Page 7

Outlook for FY 2015

The management concluded, “Given our strong backlog currently on-hand, sales pipeline envisioned and operating margin expansion, we reiterate our fiscal year 2015 revenue guidance in the range of $565 million to $600 million, and revise up fiscal year 2015 non-GAAP net income guidance from $94 million to $98 million, to $100 million to 102 million.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 a.m. Beijing Time on May 15, 2015 / 9:00 p.m. U.S. Eastern Time on May 14, 2015. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 9153727.

4001-200-539	(Mainland China)
+1-855-298-3404	(United States)
800-905-927	(Hong Kong)
+852-5808-3202	(Hong Kong)
0800-015-9725	(United Kingdom)
+44(0)20 3078 7622	(United Kingdom)
800-616-3222	(Singapore)
+65 6823 2299	(Singapore/International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

ir.hollysys.com

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies, Ltd May 14, 2015	Page 8

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Investor Relations

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd May 14, 2015	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars except for per-share data)

	Three months ended March 31,		Fiscal year ended March 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues
Integrated contract revenue	$106,359,964	$89,123,236	$353,864,588	$341,045,360
Products sales	9,807,621	5,745,651	28,992,364	18,540,902
Revenue from service	2,061,906	973,351	6,331,492	2,894,501
Total revenues	118,229,491	95,842,238	389,188,444	362,480,763

Costs of integrated contracts	60,802,216	59,420,678	222,620,556	232,315,106
Costs of products sold	2,772,973	2,442,915	8,355,635	6,573,666
Costs of services rendered	907,282	255,540	2,361,368	1,935,416
Gross profit	53,747,020	33,723,105	155,850,885	121,656,575

Operating expenses
Selling	5,711,668	5,972,423	19,686,168	22,025,155
General and administrative	9,678,206	7,844,673	35,389,036	26,569,703
Research and development	9,368,636	7,855,149	28,261,574	28,042,859
VAT refunds and government subsidies	(6,634,659)	(5,185,543)	(18,005,911)	(20,120,034)
Total operating expenses	18,123,851	16,486,702	65,330,867	56,517,683

Income from operations	35,623,169	17,236,403	90,520,018	65,138,892

Other incomes (expenses), net	3,475,025	(4,030,258)	4,860,924	(5,400,067)
Foreign exchange gains (losses)	660,655	156,089	(7,815)	1,074,381
Gains on disposal of investments in equity investees	79,784	-	79,784	-
Share of net (losses) of equity investees	(1,663,886)	(297,799)	(4,151,196)	(1,777,287)
Dividend income from cost investees	-	-	248,318	-
Interest income	734,844	820,661	2,446,733	2,346,967
Interest expenses	238,860	(401,230)	(709,245)	(1,488,847)
Income before income taxes	39,148,451	13,483,866	93,287,521	59,894,039

Income taxes expenses	6,602,195	2,856,030	13,734,925	10,279,913
Net income	32,546,256	10,627,836	79,552,596	49,614,126

Net income attributable to non-controlling interest	904,000	617,193	1,704,314	1,256,550
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$31,642,256	$10,010,643	$77,848,282	$48,357,576

Other comprehensive income, net of tax of nil
Translation adjustments	(6,383,196)	(2,465,494)	(8,369,451)	459,156
Comprehensive income	26,163,060	8,162,342	71,183,145	50,073,282

Comprehensive income attributable to non-controlling interest	530,375	597,263	886,923	1,262,713
Comprehensive income attributable to Hollysys Automation Technologies Ltd. stockholders	$25,632,685	$7,565,079	$70,296,222	$48,810,569

Net income per ordinary share:
Basic	0.54	0.17	1.34	0.84
Diluted	0.53	0.17	1.32	0.83
Weighted average ordinary shares used in income per share computation:
Basic	58,275,396	58,259,337	58,268,168	57,801,381
Diluted	59,181,311	58,862,467	59,133,233	58,314,203

Hollysys Automation Technologies, Ltd May 14, 2015	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In US Dollars)

	Mar 31,	Dec 31,
	2015	2014
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$151,063,311	$188,682,777
Time deposits with maturities over three months	28,646,799	27,127,919
Restricted cash	25,214,796	8,150,841
Accounts receivable, net of allowance for doubtful accounts of $27,528,076 and $28,942,205 as of March 31, 2015 and December 31, 2014, respectively	292,682,961	305,602,392
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $5,407,275 and $5,730,272 as of March 31, 2015 and December 31, 2014, respectively	176,116,858	144,688,733
Other receivables, net of allowance for doubtful accounts of $350,304 and $352,119 as of March 31, 2015 and December 31, 2014, respectively	11,937,148	10,373,442
Advances to suppliers	18,735,026	15,256,808
Amounts due from related parties	35,183,119	26,169,275
Inventories	42,298,185	51,531,193
Prepaid expenses	832,744	1,097,836
Income tax recoverable	569,560	545,356
Deferred tax assets	3,199,181	77,549
Total current assets	786,479,688	779,304,121

Restricted cash	4,099,829	4,449,060
Prepaid expenses	114,529	118,874
Property, plant and equipment, net	79,674,808	81,763,216
Prepaid land leases	11,624,025	11,951,384
Acquired intangible assets, net	2,032,994	2,826,758
Investments in equity investees	10,669,485	12,452,704
Investments in cost investees	4,443,513	4,460,361
Goodwill	60,467,663	62,993,822
Deferred tax assets	6,492,217	4,069,646

Total assets	966,098,751	964,389,946

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	17,511,507	2,866,408
Current portion of long-term bank loans	13,310,276	13,419,360
Accounts payable	113,218,265	138,400,477
Construction costs payable	1,153,702	1,158,076
Deferred revenue	151,474,903	122,014,199
Accrued payroll and related expenses	8,426,077	17,102,400
Income tax payable	3,623,251	4,923,010
Warranty liabilities	6,150,083	5,651,796
Other tax payables	24,008,077	20,994,255
Accrued liabilities	25,821,073	24,459,038
Amounts due to related parties	1,915,186	12,316,931
Deferred tax liabilities	5,489,064	1,501,991
Current portion of acquisition-related consideration	12,469,975	15,331,731
Total current liabilities	384,571,439	380,139,672

Long-term bank loans	23,405,587	28,194,151
Deferred tax liabilities	1,080,476	1,287,743
Long-term warranty liabilities	2,743,618	2,983,027
Total liabilities	411,801,120	412,604,593

Commitments and contingencies	-	-

Equity

Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 58,249,021 and 58,203,521 shares issued and outstanding as of March 31, 2015 and December 31, 2014, respectively	58,250	58,204
Additional paid-in capital	190,940,710	189,927,575
Statutory reserves	28,546,910	28,725,711
Retained earnings	301,462,749	293,119,714
Accumulated other comprehensive income	27,986,461	35,538,521
Total Hollysys Automation Technologies Ltd. stockholder’s equity	548,995,080	547,369,725
Non-controlling interest	5,302,551	4,415,628
Total equity	554,297,631	551,785,353

Total liabilities and equity	$966,098,751	$964,389,946

Hollysys Automation Technologies, Ltd May 14, 2015	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended Mar 31, 2015	Fiscal year ended Mar 31, 2015
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$32,546,256	$79,552,596
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,935,038	6,884,831
Amortization of prepaid land leases	48,993	149,464
Amortization of intangible assets	654,895	4,086,166
Allowance for doubtful accounts	309,769	6,901,823
(Gains) Losses on disposal of property, plant and equipment	(440,580)	492,454
Share of net loss from equity investees	1,663,878	4,151,196
Share-based compensation expenses	706,610	1,637,987
Deferred income tax (benefits) expenses	(1,704,658)	1,609,373
Acquisition-related consideration adjustments	(2,861,756)	(2,777,160)
Convertible bond related fair value adjustment	(566,765)	(486,052)
Changes in operating assets and liabilities:
Accounts receivable	10,125,439	(43,899,579)
Costs and estimated earnings in excess of billings	(32,621,584)	2,076,495
Inventories	9,094,618	(7,198,991)
Advances to suppliers	(3,532,939)	(7,156,294)
Other receivables	(1,649,303)	(1,113,459)
Deposits and other assets	(16,670,601)	(13,848,119)
Due from related parties	(9,103,931)	(11,246,008)
Accounts payable	(23,699,527)	(20,009,186)
Deferred revenue	30,172,974	21,150,220
Accruals and other payable	(6,213,927)	(4,205,962)
Due to related parties	(10,386,597)	(2,080,105)
Income tax payable	(1,212,940)	(8,152,152)
Other tax payables	3,144,437	(3,615,679)
Net cash (used in) provided by operating activities	(20,262,201)	2,903,859

Cash flows from investing activities:
Time deposits placed with banks	(7,455,743)	(10,729,098)
Purchases of property, plant and equipment	(249,593)	(2,062,546)
Proceeds from disposal of property, plant and equipment	(1,085,958)	164,034
Maturity of time deposits	5,546,950	9,532,445
Acquisition of shares of an equity investee	-	(14,600,000)
Net cash (used in) investing activities	(3,244,344)	(17,695,165)

Cash flows from financing activities:
Proceeds from short-term bank loans	18,387,801	24,515,352
Repayments of short-term bank loans	(2,791,768)	(10,344,323)
Proceeds from long-term bank loans	-	722,952
Proceeds from convertible loan	-	20,000,000
Repayments of long-term bank loans	(4,209,828)	(6,619,851)
Proceeds from exercise of share options	306,570	306,570
Payment of dividends	(23,478,022)	(23,478,022)
Net cash (used in) provided by financing activities	(11,785,247)	5,102,678

Effect of foreign exchange rate changes	(2,327,674)	(1,407,159)
Net decrease in cash and cash equivalents	$(37,619,466)	$(11,095,787)

Cash and cash equivalents, beginning of period	$188,682,777	$162,159,098
Cash and cash equivalents, end of period	151,063,311	151,063,311

Hollysys Automation Technologies, Ltd May 14, 2015	Page 12

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustment. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended		Fiscal year ended
	Mar 31,		Mar 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$60,802,216	$59,420,678	$222,620,556	$232,315,106
Less: amortization of acquired intangibles	654,894	925,856	4,086,166	4,002,967
Non-GAAP cost of integrated contracts	$60,147,322	$58,494,822	$218,534,390	$228,312,139

General and administrative expenses	$9,678,206	$7,844,673	$35,389,036	$26,569,703
Less: Share-based compensation expenses	706,610	488,551	1,637,987	2,116,017
Non-GAAP general and administrative expenses	$8,971,596	$7,356,122	$33,751,049	$24,453,686

Other income (expenses), net	$3,475,025	$(4,030,258)	$4,860,924	$(5,400,067)
Add: acquisition-related incentive share contingent consideration fair value adjustments	(2,861,756)	3,501,487	(2,978,271)	6,206,320
Non-GAAP other income, net	$613,269	$(528,771)	$1,882,653	$806,253

Interest expenses	$238,860	$(401,230)	$(709,245)	$(1,488,847)
Add: acquisition-related cash consideration adjustments	-	195,609	201,111	732,647
Add: convertible bond related fair value adjustment	(566,765)	-	(486,052)	-
Non-GAAP Interest expenses	$(327,905)	$(205,621)	$(994,186)	$(756,200)

Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$31,642,256	$10,010,643	$77,848,282	$48,357,576
Add:
Share based compensation expenses	706,610	488,551	1,637,987	2,116,017
Amortization of acquired intangible assets	654,894	925,856	4,086,166	4,002,967
Acquisition-related consideration adjustments	(2,861,756)	3,697,096	(2,777,160)	6,938,968
Convertible bond related fair value adjustment	(566,765)	-	(486,052)	-
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders	$29,575,240	$15,122,146	$80,309,223	$61,415,528

Weighted average number of basic ordinary shares	58,275,396	58,259,337	58,268,168	57,801,381
Weighted average number of diluted ordinary shares	59,181,311	58,862,467	59,133,233	58,314,203
Non-GAAP basic earnings per share	$0.51	$0.26	$1.38	$1.06
Non-GAAP diluted earnings per share	$0.50	$0.26	$1.36	$1.05